

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Cathy Zoi
Chief Executive Officer
EVgo Inc
11835 West Olympic Boulevard
Los Angeles, CA 90064

> **Re: EVgo Inc**
> **Registration Statement on Form S-1**
> **Filed July 20, 2021**
> **File No. 333-258052**

Dear Ms. Zoi:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Katherine Bagley at (202) 551-2545 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ramey Layne